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                          AMERICAN PAD & PAPER COMPANY
                          C/O LAZARD FRERES & CO., LLC
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10020

                                  July 14, 2000

Saratoga Partners
535 Madison Avenue
New York, NY 10022

Dear Sirs,

                  The purpose of this letter is to set forth our mutual intentions with respect to a proposed transaction (the "Transaction") in which an affiliate ("Buyer") of Saratoga Partners IV, L.P. ("Saratoga") would purchase, as soon as reasonably practical, all of the assets of the Williamhouse division ("Williamhouse") of American Pad & Paper Company, a Delaware corporation, American Pad & Paper Company of Delaware, Inc., a Delaware corporation, WR Acquisition, Inc., a Delaware corporation, AP&P Manufacturing, Inc., a Wisconsin corporation, and American Pad & Paper Sales Company, Inc., a Delaware corporation (collectively, "Sellers"). The parties hereto recognize that Saratoga may invite other investors to participate in its investment in connection with the Transaction. Saratoga and such investors are referred to herein as the "Saratoga Group." Buyer and Sellers shall work in good faith towards the execution of the Definitive Agreement, containing customary terms and conditions (including (i) Buyer's completion of its satisfactory due diligence and (ii) Buyer's receipt of a financing commitment, both of which conditions shall have been waived or satisfied (together, referred to as the "Termination of the Outs") within three weeks after entry of the Interim Order), prior to the time that the Interim Order is entered by the Court.

                  1. FORM OF TRANSACTION. Buyer would purchase, free and clear of all liens, claims and encumbrances, all right, title and interest in and to all of the assets owned or used by Sellers in connection with the Williamhouse business (the "Business"), whether tangible or intangible (the "Assets") . The Assets will include all management information systems (which are principally leased), whether leased or owned, currently used in the Business, the office furniture currently used in the Business and all intellectual property currently used in the Business; however, Buyer and Sellers will agree upon and enter into (i) a transition services agreement pursuant to which Buyer, for a limited period after closing of the Transaction, will provide management information services to Sellers' Ampad and Forms divisions or any buyer thereof, (ii) a fully-paid trademark license agreement for the "Peel & Seel" trademark in favor of Sellers' Ampad and Forms divisions or any buyer thereof, PROVIDED, HOWEVER, that the license shall relate only to the channels of distribution currently used by the AMPAD and Forms divisions (which do not include jobber and merchant distribution channels), and (iii) other transition agreements under which Sellers shall provide certain transition services for a limited period of time. Buyer will enter into employment agreements with certain key employees of the Business. Buyer will also receive assignment of certain contracts of Sellers used in the Business, together with assumption of related liabilities, with such assumed contracts to be agreed between Sellers and

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Buyer. Buyer will also assume liabilities for the post-petition trade accounts payable and other ordinary course post-petition balance sheet accruals, other than professional fees and other non-operating bankruptcy-related expenses of the Business. Immediately after the closing of the Transaction, the business of Buyer shall consist of the Business.

                  2. PURCHASE PRICE AND FUNDING. The purchase price for the transaction (the "Purchase Price") shall be as follows:

         (a) $24 million of cash from senior secured revolving indebtedness (the "Bank Facility"), to be obtained by Buyer, with market interest rates, to be secured by substantially all of Buyer's assets, including but not limited to the accounts receivable, inventory, PP&E and real estate of the Business; provided, that after making such $24 million payment, there is not less than $20 million of availability to Buyer under the Bank Facility; to the extent that such $24 million cash payment would result in less than $20 million of such availability, the $24 million cash portion of the Purchase Price, up to a maximum reduction of $4 million, shall be reduced and the Senior Notes (as defined below) portion of the Purchase Price shall be increased by $1.111 for each $1 of decrease in the cash portion of the Purchase Price (such adjustment to be referred to as the "Cash Price Adjustment");

         (b) $65 million of senior unsecured notes ("Senior Notes") issued by Buyer, with a 10 year maturity, a 10% per annum interest coupon, interest payable in cash or in kind, at the option of Buyer, until the first to occur of (i) the three year anniversary of the closing of the Transaction or (ii) the date on which any of Buyer's preferred stock is redeemed, with cash pay thereafter, the first interest payment due two and one-half months after closing and quarterly interest payments thereafter, with covenants typical for high yield senior unsecured notes, including a negative pledge and dividend restrictions, and prepayable in whole or in part for the first two years at a 10% discount to face value (including accrued PIK interest); provided, however, that any prepayments in part shall be permitted only so long as the aggregate prepayments in part do not exceed $35 million of face value of Senior Notes;

         (c) $6 million of cash from sale by Buyer to the Saratoga Group of Class A Preferred Stock, with an annual 12% PIK or accreting dividend, redeemable, at the option of Buyer, in whole or in part, if (i) the Senior Notes are prepaid in full or (ii) the immediately preceding interest payment on the Senior Notes has been made in cash and Buyer's trailing three months EBITDA is not less than $6 million;

         (d) $8 million of cash from sale by Buyer to the Saratoga Group of Class B Preferred Stock, representing 55% of Class B Preferred Stock outstanding at the closing of the Transaction, with an annual 10% PIK or accreting dividend, redeemable, at the option of Buyer, in whole or in part, if (i) the Senior Notes are prepaid in full or (ii) the immediately preceding interest payment on the Senior Notes has been made in cash and Buyer's trailing six months EBITDA is not less than $12 million; provided, however, that all redemptions of Class B Preferred Stock must be pro rata to all holders of Class B Preferred Stock;

         (e) $1 million of cash from sale by Buyer to the Saratoga Group of Common Stock, representing 55% (before allocations of Common Stock for management incentive stock and

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stock options ("Management Dilution")) of Common Stock outstanding at the closing of the Transaction; and

         (f) at the closing of the Transaction, Sellers will receive, without payment of any consideration other than the sale of the Assets, (i) $6.545 million of Buyer Class B Preferred Stock, representing 45% of Class B Preferred Stock outstanding at the closing of the Transaction, and (ii) $818,000 of Buyer Common Stock, representing 45% of Common Stock outstanding at the closing of the Transaction, without taking account of Management Dilution. The Class B Preferred Stock and the Common Stock received by Sellers shall be identical to the like securities purchased by the Saratoga Group to fund items (d) and (e) above except that the securities received by the Sellers shall be non-voting securities until the first to occur of (x) a public offering of securities of Buyer or (y) a sale to a non-Saratoga affiliate of equity securities of Buyer which results in a change of control. Saratoga and Sellers shall agree upon and enter into a shareholders agreement relating to their ownership of securities of Buyer which will provide, so long as neither condition (x) nor (y) above has occurred, inter alia, for Sellers to have one of five board members on the Board of Directors of Buyer, which member shall not be at any time an affiliate of the holders of the Senior Notes or the lenders under the Sellers' currently existing secured bank facilities (the "Lenders") and shall be identified by Sellers subject to the consent of Buyer, which consent shall not be unreasonably withheld, customary minority shareholder protections (including anti-dilution protections in the Class B Preferred Stock and pre-emptive rights upon the issuance of stock, excluding management incentive stock, for cash, to the Saratoga Group or an affiliate of any member of the Saratoga Group) for Sellers and customary tag along and drag along rights for the securities held by Sellers. There shall be no other outstanding securities of Buyer at the closing of the Transaction other than those referred to above.

                  3. POST CLOSING ADJUSTMENTS TO PURCHASE PRICE.

         (a) The Purchase Price shall be adjusted (the "Purchase Price Adjustment") as soon as practicable after the closing of the Transaction to the extent that "Net Working Capital" of the Business at the closing is more or less than an agreed level of Net Working Capital, which is currently expected to be the Net Working Capital at June 30, 2000, which amount is currently not known. The Purchase Price Adjustment shall be paid in cash, PROVIDED, HOWEVER, that (i) if a Purchase Price Adjustment is due from Sellers to Buyer and the $24 million cash portion of the Purchase Price was adjusted by the Cash Price Adjustment mechanism set forth in paragraph 2(a) hereof, then the Purchase Price Adjustment shall be paid in the form of Senior Notes to the extent of the Cash Price Adjustment, and (ii) if a Purchase Price Adjustment is due from Buyer to Sellers, then the Purchase Price Adjustment shall be paid in Senior Notes to the extent that inclusion of the amount of the Purchase Price Adjustment as part of the Purchase Price paid on the closing date would have resulted in the application of the Cash Price Adjustment (without giving effect to the maximum reduction limitation included in the definition thereof), in each case using the same valuation mechanism as that used in the calculation of the Cash Price Adjustment. "Net Working Capital" shall mean the sum of trade and non-trade accounts receivable and inventory (before reserves) less accounts payable and accrued expenses assumed by Buyer.

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         (b)      The Purchase Price shall be adjusted upward as soon as
practicable after December 31, 2000 to the extent that the outstanding accounts payable of the Business at that date exceed (i) the accounts payable assumed at the closing plus (ii) $4 million, adjusted for level of business. The adjustment for level of business contemplated herein will be tied to a formula based on days payable outstanding. The adjustment contemplated hereby shall be paid in cash, PROVIDED, HOWEVER, that the adjustment shall be paid in Senior Notes (at the rate per dollar reduction in cash set forth in paragraph 2(a)) to the extent that the cash payment thereof would result in less than $15 million of availability (less any amount used to purchase Senior Notes) to Buyer under the Bank Facility. Buyer shall covenant that it will conduct the Business after closing of the Transaction through December 31, 2000 in the ordinary course with regard to accounts payable, including without limitation seeking normal trade credit and making payments to vendors in the ordinary course.

                  4. BUYER PROTECTIONS AND NEXT STEPS.

         (a) As soon as practicable after the execution hereof, Sellers will seek approval of the United States District Court for the District of Delaware having jurisdiction over Chapter 11 case numbers 00-00066 through 00-00072, jointly administered under case number 00-00066 (the "Court") for an order (the "Interim Order") (i) approving Sellers proceeding to attempt to complete the Transaction, (ii) approving the Expense Reimbursement (as defined in paragraph 4(g)(i)), (iii) approving the Topping Fee (as defined in paragraph 4(g)(ii)), (iv) approving the Liquidated Damages (as defined in paragraph 4(g)(iii)), (v) requiring a minimum initial bid for an alternate transaction to be equal to the sum of the Purchase Price (for the purpose of this paragraph, the Purchase Price shall be deemed to equal $111.363 million in cash), the Expense Cap, the Topping Fee and $5 million, (vi) establishing other sale procedures reasonably acceptable to the Buyer, and (vii) providing that the Expense Reimbursement, Topping Fee and Liquidated Damages are administrative expenses of the Sellers' bankruptcy estates, not subject to the liens of the Lenders, any other prepetition creditors or debtor-in-possession lenders (to which the Lenders and debtor-in-possession lenders shall have consented). The Sellers agree to pay the Expense Reimbursement, Topping Fee and Liquidated Damages provided for herein, subject to entry of the Interim Order approving such payment. Sellers will use their reasonable best efforts to have the hearing on the Interim Order heard by the Court as soon as practicable and on as short notice to other parties as the Court will permit. In addition, Sellers agree that they will use their best efforts to have the Interim Order approved as soon as possible and that until the Interim Order is entered they will not seek Court approval with respect to any aspect of any competing proposal including payment of expenses or other compensation relating to sale procedures or fees and expenses, PROVIDED that Sellers' obligations under this sentence shall cease upon the earlier of the entry of an order denying the motion for entry of the Interim Order or the Court's failure to enter the Interim Order within 30 days after the date hereof.

         (b) Prior to entry of the Interim Order, Sellers will not , and shall obtain the written agreement of the representative of the Lenders not to, directly or indirectly, (i) solicit any offer to purchase or lease all or a substantial part of the assets of the Business or stock of the Sellers or
(ii) enter into any negotiations (which shall be deemed to include substantive discussions with respect to possible transaction terms) or agreements with any person or entity which provide for or contemplate any such purchase, PROVIDED, HOWEVER, that Sellers may upon request to conduct

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due diligence, provide such materials and access as are reasonably requested
(which materials shall also be provided to Buyer to the extent not already provided), and FURTHER PROVIDED that Sellers' obligations under this sentence shall cease upon the earlier of the entry of an order denying the motion for entry of the Interim Order or the Court's failure to enter the Interim Order within 30 days after the date hereof. Subsequent to entry of the Interim Order, Sellers shall be entitled to give such notice of the Interim Order as the Court requires, to respond to and discuss any competing proposals from qualified bidders (as defined in the Interim Order), to provide information, including due diligence materials, to qualified bidders and to negotiate and discuss any qualified bid.

         (c) If (i) Sellers withdraw from efforts to complete the Transaction prior to entry of the Interim Order or (ii) the Court fails to enter the Interim Order within 14 days from the date hereof, Sellers shall pay to Buyer $100,000 to partially reimburse it for its out of pocket expenses incurred in connection with the Transaction.

         (d) Sellers shall file with the Court as soon as reasonably practicable a motion seeking the Court's approval of the sale of the Assets to Buyer pursuant to section 363 of the United States Bankruptcy Code, with the hearing of that motion to be scheduled for as early a date as practicable after execution of the Definitive Agreement.

         (e) The Sellers' obligations under this paragraph 4 are expressly conditioned upon the Buyer's obligation to proceed in good faith to negotiate the Definitive Agreement and to use its reasonable best efforts to close the Transaction as soon as possible. The Buyer's obligations under this paragraph 4 are expressly conditioned upon the Sellers' obligation to proceed in good faith to negotiate the Definitive Agreement and to use their reasonable best efforts to close the Transaction as soon as possible. All parties recognize that time is of the essence in completing this Transaction.

         (f) Sellers shall provide Buyer with drafts of all documents, agreements or other instruments proposed to be included in any filings with the Court related to this transaction and a reasonable opportunity for Buyer to comment thereon prior to any such filings. Sellers shall provide Buyer with all Court filings in a timely manner and shall provide notice to Buyer of any developments relating to the Business or this transaction that Sellers, in their reasonable good faith judgment, determine are material.

         (g) For the purposes of this letter agreement, the following terms shall have the meanings set forth herein:

                  (i) "Expense Reimbursement" shall mean Sellers' agreement that, in the event that the Transaction is not completed (other than as a result of a breach of the Definitive Agreement by Buyer), Sellers shall reimburse Buyer or its designees for Buyer's actual legal, accounting, consulting, financing (not including the financing commitment fees) and other out-of-pocket expenses incurred in connection with the Transaction in an amount not to exceed $1,500,000 (the "Expense Cap").

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                  (ii)     "Topping Fee" shall mean Sellers' agreement that
in the event that (a) Buyer and Sellers have signed the Definitive Agreement and the Termination of the Outs has occurred and (b) Sellers sell all or a substantial part of the assets of the Business or the stock of the Sellers to a party other than Buyer, Sellers shall pay to Buyer or its designees upon closing of such alternate transaction a fee equal to $3,341,000.

                  (iii) "Liquidated Damages" shall mean Sellers' agreement that in the event (a) that Buyer and Sellers have signed the Definitive Agreement and the Termination of the Outs has occurred; (b) the Transaction is not completed (other than as a result of a breach of the Definitive Agreement by Buyer) and (c) either Sellers have breached the Definitive Agreement or Sellers pursue a stand-alone plan of reorganization which is not a liquidation of the Business, Sellers shall pay to Buyer or its designees upon confirmation of such plan of reorganization liquidated damages equal to $1,000,000.

                  (iv) "Termination Fee" shall mean Buyer's agreement that in the event that (a) Buyer and Sellers have Signed the Definitive Agreement and the Termination of the Outs has occurred, (b) the Transaction is not completed (other than as a result of a breach of the Definitive Agreement by Sellers) and (c) Buyer has breached the Definitive Agreement, Buyer shall pay to Sellers a termination fee equal to $1,000,000. Buyer's obligation to pay the Termination Fee shall be guaranteed by an affiliate of Saratoga reasonably acceptable to Sellers.

                  (v) "Definitive Agreement" shall mean a mutually satisfactory definitive asset purchase agreement for the Transaction consistent with the terms of this letter agreement and containing representations, warranties, covenants and other provisions customary in a transaction of this nature and size.

                  5. CONDITIONS TO CLOSING OF THE TRANSACTION. Conditions to consummation of the Transaction are as follows:

         (a)      entry of the Interim Order within 14 days of the date hereof;

         (b)      Court approval of the Transaction;

         (c)      closing of the Transaction within 90 days of the date hereof;

         (d) receipt of necessary third party (including governmental) approvals; and

         (e) receipt of proceeds of the Bank Facility with $20 million of available cash borrowing availability.

                  6. BUYER EXPENSES TO BE PAID AT CLOSING. The Definitive Agreement shall provide that, at the closing of the Transaction, Sellers shall, from the consideration to be received at the closing for the Assets, pay the following expenses of Buyer incurred in connection with the
Transaction: (a) fees due to Saratoga and/or its designees, not to exceed $1 million, (b) fees due to Alex Weiss and/or his designees, not to exceed $1 million, (c) the commitment fee paid by Buyer in connection with the Bank Facility, and (d) Buyer's legal, accounting, consulting,

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financing (not including the financing commitment fees) and other out-of-pocket expenses, but not to exceed the Expense Cap. In the aggregate, the fees payable under this paragraph 6 shall not exceed $4 million. To the extent that the fees and expenses described in subparagraph (d) hereof exceed the Expense Cap, or the total expenses described in this paragraph 6 exceed $4 million, such fees and expenses shall be borne by Buyer.

                  7. CONDUCT OF BUSINESS. Sellers agree that, except as otherwise agreed to by Buyer, for so long as the Transaction is pending, Sellers will operate the Business in the ordinary and usual course in accordance with past practice and will not sell any material assets (other than inventory in the ordinary course).

                  8. PUBLICITY. The parties agree that any press release or other communication with the public relating to the Transaction shall be subject to the prior approval of Buyer and Sellers.

                  9. GOVERNING LAW. This letter agreement shall be governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof and, to the extent applicable, the United States Bankruptcy Code.

                  10. MISCELLANEOUS. This letter agreement sets forth the general framework for the Transaction to be reflected in a mutually acceptable definitive asset purchase agreement. Except for the provisions of sections 4, 8 and 9 above, this letter shall not constitute a binding agreement and shall not give any person or entity any legal rights or create any legal obligations, including, without limitation any express or implied obligations on the part of Sellers or Buyer to negotiate or execute a definitive asset purchase agreement.
















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                  Please indicate your acceptance and approval of this letter by signing and dating below. This letter of intent may be executed in several counterparts, each of which shall collectively constitute one instrument. If this letter is not executed by all parties on or before 5:00 p.m., EDT on July 17, 2000, it will have no legal effect.

                                   Very truly yours,

                                   AMERICAN PAD & PAPER COMPANY



                                   By:
                                      -------------------------------
                                      Name:
                                      Title:


Accepted and agreed to this __ day of July, 2000

SARATOGA PARTNERS IV, L.P.

By: SARATOGA MANAGEMENT COMPANY LLC, its investment manager



By
  --------------------------------
  Name:
  Title:







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